FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                                                                                                                                                                                                                      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                       Form 40-F   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NATIONAL AUSTRALIA BANK

Template for Key Performance Measures

				Mar 2006
	Half Year to			Results
Input Schedule	Mar 06	Sep 05	Mar 05	Announcement
	$m	$m	$m
Performance Summary
Australian Banking	989	882	965	Page 14
Wealth Management Australia	174	202	201	Page 18
Asia Banking & Wealth Management	29	15	14	Page 12
Total Australia	1,192	1,099	1,180
Total UK	257	229	307	Page 25
Total New Zealand	167	164	153	Page 26
Institutional Markets & Services	286	279	298	Page 30
Other (incl. Group Funding & Corporate Centre)	65	(61)	(191)	Page 34
Cash earnings before significant items and distributions	1,967	1,710	1,747
Distributions	(127)	(109)	(95)	Page 110
Cash earnings before significant items	1,840	1,601	1,652
Significant items after tax	270	(380)	1,058	Page 129
Cash earnings after significant items	2,110	1,221	2,710
Adjusted for:
Net profit attributable to Minority Interest	259	456	154	Page 54
Distributions	127	109	95	Page 110
Treasury shares	(104)	(96)	(47)	Page 2
Impairment of goodwill	(5)	0	0	Page 96
Foreign exchange gains / (losses) on exchangeable capital units	(134)	0	0	Page 2
Net profit	2,253	1,690	2,912
Net profit attributable to minority interest	(259)	(456)	(154)	Page 123
Net profit attributable to members of the Company	1,994	1,234	2,758
Distributions	(127)	(109)	(95)	Page 110
Earnings attributable to ordinary shareholders	1,867	1,125	2,663

Other Data
Average interest-earnings assets	364,120	323,099	327,871	Page 133
Average equity	25,177	30,045	27,573	Page 136
Average minority interest in controlled entities	0	4,617	3,945	Page 136

Average Trust Preferred Securities	975	975	975	Page 136
Average Trust Preferred Securities II	1,014	1,014	44	Page 136
Average National Income Securities	1,945	1,945	1,945	Page 136

Weighted average ordinary shares (no. ‘000)	1,571,329	1,541,350	1,534,833	Page 127
Diluted weighted average ordinary shares (no. ‘000)	1,612,573	1,545,480	1,602,978	Page 127
Ordinary shares - Fully paid (no. ‘000)	1,603,182	1,567,188	1,558,324	Page 130
Ordinary shares - Partly paid (no. ‘000)	429	466	536	Page 130

Tier 1 capital	24,311	22,779	23,156	Page 120
Total equity / net assets	26,073	31,554	29,603	Page 55
Minority interest in controlled entities	0	6,224	4,107	Page 55
Trust Preferred Securities	975	975	975	Page 108
Trust Preferred Securities II	1,014	1,014	1,014	Page 108
National Income Securities	1,945	1,945	1,945	Page 108
Distributions	127	109	95	Page 110
Goodwill	4,776	4,767	4,701

	Half Year to
Output summary - ratios (1)	Mar 06	Sep 05	Mar 05
	$m	$m	$m

Earnings per share (EPS)

Basic cash earnings per ordinary share (before significant items) - cents	115.5	102.5	106.2
Cash earnings before significant items	1,840	1,601	1,652
Add: Interest expense on ExCaps	31	53	53
Adjusted cash earnings for cash EPS calculation	1,871	1,654	1,705
Weighted average ordinary shares (no. ‘000)	1,593,176	1,562,509	1,555,388
Diluted weighted average ordinary shares (no. ‘000)	1,634,420	1,631,013	1,623,533
Diluted cash earnings per share (before significant items) - cents	114.5	101.4	105.0

Basic earnings per ordinary share (after significant items) - cents	118.8	73.0	173.5
Earnings attributable to ordinary shareholders	1,867	1,125	2,663
Add: Interest expense on ExCaps	31	—	53
Adjusted earnings for EPS calculation	1,898	1,125	2,716
Weighted average ordinary shares (no. ‘000)	1,571,329	1,541,350	1,534,833
Diluted weighted average ordinary shares (no. ‘000)	1,612,573	1,545,480	1,602,978
Diluted earnings per share (after significant items) - cents	117.7	72.8	169.4

Performance

Return on average equity before significant items	15.4%	14.0%	15.6%
Earnings attributable to ordinary shareholders	1,867	1,125	2,663
Add: Significant items after tax	(232)	380	(1,058)
Adjusted earnings for ROE calculation	1,635	1,505	1,605
Average equity	25,177	30,045	27,573
Less: Average minority interest in controlled entities	—	(4,617)	(3,945)
Less: Average preference share capital	—	—	—
Less: Average Trust Preferred Securities	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(1,014)	(1,014)	(44)
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)
Adjusted average equity for ROE calculation	21,243	21,494	20,664

Cash earnings on average equity before significant items	17.4%	14.9%	16.0%
Cash earnings before significant items	1,840	1,601	1,652
Average equity	25,177	30,045	27,573
Less: Average minority interest in controlled entities	—	(4,617)	(3,945)
Less: Average Trust Preferred Securities	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(1,014)	(1,014)	(44)
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)
Adjusted average equity for cash earnings on average equity calculation	21,243	21,494	20,664

Return on average assets before significant items	0.73%	0.70%	0.74%
Earnings attributable to ordinary shareholders	1,867	1,125	2,663
Add: Significant items after tax	(232)	380	(1,058)
Adjusted earnings for ROE calculation	1,635	1,505	1,605
Total average assets	451,557	428,027	433,744

Net interest margin (NIM)	2.31%	2.14%	2.12%
Net interest income	4,192	3,472	3,472
Average interest-earning assets	364,120	323,099	327,871

	Half Year to
Output summary - ratios (1)	Mar 06	Sep 05	Mar 05
	$m	$m	$m

Banking cost to income ratio	55.58%	59.89%	58.60%
Group Operating Expenses	(3,933)	(4,093)	(3,902)
Less: Wealth Management operating expenses	296	354	303
Less: Depreciation on leased vehicle assets	279	279	266
Less: Eliminations	(87)	(108)	(125)
Banking operating expenses	(3,445)	(3,568)	(3,458)
Group net interest income	4,192	3,472	3,472
Less: Wealth Management net interest income	6	—	(5)
Banking net interest income	4,198	3,472	3,467
Group other operating income	2,502	2,987	2,903
Less: Wealth Management other operating income	(310)	(330)	(328)
Add: Depreciation on leased assets	(279)	(279)	(266)
Less: Eliminations	87	108	125
Banking other operating income	2,000	2,486	2,434

Cash earnings per average FTE	94	81	78
Cash earnings before significant items	1,840	1,601	1,652
Average FTE	39,215	39,395	42,591

Net tangible assets (NTA) per share ($)	10.75	10.54	10.76
Total equity / net assets	26,073	31,554	29,603
Less: Minority interest in controlled entities	—	(6,224)	(4,107)
Less: Trust Preferred Securities	(975)	(975)	(975)
Less: Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
Less: National Income Securities	(1,945)	(1,945)	(1,945)
Less: Distributions	(127)	(109)	(95)
Less: Goodwill	(4,776)	(4,767)	(4,701)
Net tangible assets (NTA)	17,236	16,520	16,766
Ordinary shares - Including partly paid (no. ‘000)	1,603,611	1,567,654	1,558,860

(1)       Any differences noted between the above ratios and those published in the Group’s external Results documents are solely due to rounding.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Michaela J Healey
Date: •11 May 2006	Name: Michaela J Healey
Title: Company Secretary